ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

THREE MONTHS ENDED APRIL 30, 2013

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

This Management Discussion and Analysis (“MD&A”) is dated June 21, 2013 and unless otherwise noted, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“Financial Statements”) for the three months ended April 30, 2013 and the comparative three months ended April 30, 2012 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended April 30, 2013 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the Company’s wholly owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States companies.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including in respect of the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about the Company’s business are more fully discussed under “Risk Factors” contained elsewhere in this MD&A. The Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

HIGHLIGHTS

After the completion of the transaction (the “Transaction”) with Scorpio Gold Corporation (TSX V:SGN) (“Scorpio”), announced December 19, 2012, to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio, the sale of the Piñon Railroad Royalty to XDM Royalty Corp. (“XDM”) and the sale of the 3 million common shares received on the Transaction to Waterton Global Value, L.P., (“Waterton”) on January 31, 2013, the Company has been concentrating on maintaining its remaining properties. The Company’s principal focus continues to be funding ongoing operations and repaying existing creditors including through the sale of its remaining properties and assets. Management continues to review all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize current cash and cash equivalents to satisfy outstanding liabilities along with generating funds on its ability to dispose of one or more of its remaining properties on a commercially advantageous basis.

OVERVIEW

The Company is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. The Company’s current portfolio of gold exploration projects consists of the Fondaway Canyon and Dixie-Comstock properties. The Company also has a venture in a coal exploration project, namely the Kentucky Project. See “Mineral Properties” below.

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a net loss of $192,422 during the three months ended April 30, 2013 (three months ended April 20, 2012- net loss of $2,232,106) and has an accumulated deficit of $39,454,774 (January 31, 2013-$39,262,352). In addition, the Company has a working capital deficiency of $445,557 as at April 30, 2013 (January 31, 2013-$252,103).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves and confirmation of the Company’s interest in the underlying mineral properties and upon the Company’s ability to dispose of some or all of its interests on a commercially advantageous basis, all of which are uncertain. As noted in the Company’s MD&A for the year ended January 31, 2013 and continuing with the mandate approved on November 28, 2012 at a special meeting of the shareholders approving the Transaction with Scorpio, the Company continues an ongoing effort to dispose of one or more of its remaining interests on a commercially advantageous basis in order to fund ongoing operations and satisfy outstanding liabilities. In addition, the Company continues to deal with settling the legal action commenced by Hale Capital Management, LP and Hale Capital Partners, LP (together “Hale Capital”), on September 27, 2011, referred to below under “Contingencies” (d), and in note 15 to the Financial Statements. There is no assurance that any such initiatives will be sufficient or successful and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations is uncertain and primarily dependent upon the Company’s ability to dispose of one or more of its remaining interests on a commercially advantageous basis. If the Company is not able to dispose of one or more of its remaining assets on a commercially advantageous basis, this may result in a material adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern. See “Risk Factors – Property Interests.” The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

MINERAL PROPERTIES

Dixie-Comstock Project

On June 29, 2005, the Company entered into a five year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. This land package totaled approximately 1,600 acres (four patented and 70 unpatented claims). The property’s position adjoined the Company's Goldwedge Mine. This land package included a number of exploration targets which were of interest to the Company. This land package was included in the Transaction with Scorpio.

In addition, the Company's option included the Dixie-Comstock claim group located in Churchill County, Nevada, which was not included in the Transaction with Scorpio. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. Annual option payments of $48,000 were to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, currently, the property included in the Dixie-Comstock claim group, is 100% owned by the Company. For a detailed description of the exploration and evaluation expenditures by property, refer to note 7 in the Financial Statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

Fondaway Canyon Project

The Fondaway Canyon property is located in Churchill County, Nevada. During the three months ended April 30, 2013, the Company’s exploration and evaluation expenditures on the Fondaway Canyon and Dixie-Comstock Properties were $28,909 (three months ended April 30, 2012-$nil). For a detailed description of the exploration and evaluation expenditures by property, refer to note 7 in the Financial Statements.

Kentucky Project

The Kentucky Project is located in Wolfe County, Kentucky. During the three months ended April 30, 2013, the Company’s exploration and evaluation expenditures on the Kentucky Project were $3,553 (three months ended April 30, 2012-$5,264). Included in the total exploration and evaluation expenditures for the year ended January 31, 2013, were penalties totaling $145,000 issued by the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (“DMER”). The DMER is seeking forfeiture of the Company’s reclamation bond. Refer also to “Contingencies” (b), below. The Kentucky Project represents the Company’s sole venture in coal exploration. The Company continues to review all options with this project. For a detailed description of the exploration and evaluation expenditures by property, refer to note 7 in the Financial Statements.

Although current management of the Company has made reasonable investigations with respect to rights to explore and exploit the Kentucky Project, and obtained certain records with respect to the mineral claims comprising the Kentucky Project, this should not be construed in any way as a guarantee of title. In fact, other parties may challenge and dispute title to the Kentucky Project or the Kentucky Project may be subject to prior unregistered or transfers or other land claims. The title may be affected by undetected encumbrances or defects or governmental actions or the actions of other parties, who may include persons or entities previously associated with, or contracted by, the Company and/or the Kentucky Project. As a result, title to the Kentucky Project may be defective, which could result in litigation, insurance claims and potential losses affecting the Company and could result in the Company losing all or a portion of its right, title, estate and interest in and to the Kentucky Project.

Recording of Asset Retirement Obligations

Under the guidance of IAS 37, the Company has recorded asset retirement obligations (“AROs”) on the Fondaway Canyon and Dixie-Comstock Projects in the amount of $2,839 and on the Kentucky Project $107,339, representing the net present value of the estimated costs to restore each property to its original condition, assuming future payments of $188,250 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada are subject to regulation and permitting by the Nevada Division of Environmental Protection (“NDEP”) and in Kentucky, by the Kentucky Division of Mine Reclamation and Enforcement and the Kentucky Division of Mine Permits, both divisions of the Kentucky Energy and Environment Cabinet. The Company is not aware of any other environmental liabilities or obligations associated with its mining interests, other than as noted under “Kentucky Property” above and in “Contingencies” (b), below. The Company believes it is conducting its operations in a manner that is consistent with governing environmental legislation.

OVERALL PERFORMANCE

The Company’s net loss for the three months ended April 30, 2013 was $192,422 ($0.00 loss per share) and for the three months ended April 30, 2012 $2,232,106 ($0.03 loss per share), a reduction in total expenses of $2,039,684. The reduction in total expenses relates to the reduced exploration activity as a result of the sale of the Goldwedge and Piñon property interests and related assets thereto on December 17, 2012, a reduction of $1,375,132 in total exploration and evaluation expenditures and a decrease in administrative expenses of $560,015, primarily as a result of lower corporate development costs, lower professional fees and a reduction of share-based payments as a result of the impact of the departure of a director on January 2, 2013.

The Company’s future financial condition and operations is dependent on many factors including, the underlying value of the remaining resource properties which is dependent, in part, on the underlying mineral claims and the Company’s ability to dispose of one or more of its remaining interests on a commercially advantageous basis.

SELECTED FINANCIAL INFORMATION

		Three		Three
		months ended		months ended
		April 30,		April 30,
		2013		2012

Total revenues	$	nil	$	nil

Net loss for the period		$192,422		$2,232,106

Basic and diluted loss per share		$0.00		$0.03

Total issued common shares		83,953,825		83,853,825

Equipment, net		$21,937		$3,652,126

Total liabilities (excluding long- term debt and embedded derivative)		$1,226,381		$3,663,246

Total long-term debt and embedded derivative	$	nil		$8,940,778

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

	Ended Apr- 30 2013 $	Ended Jan-31 2013 $	Ended Oct-31 2012 $	Ended Jul-31 2012 $	Ended Apr-30 2012 $	Ended Jan-31 2012 $	Ended Oct-31 2011 $	Ended Jul-31 2011 $
Finance Income	9,343	3,048	3,103	511	612	2,285	801	708
Exploration	(32,462)	(75,902)	(393,582)	(1,260,127)	(1,407,594)	(1,056,814)	(999,865)	(722,789)
General & administrative	(142,064)	279,927	(266,758)	(1,555,326)	(702,079)	(2,278,160)	(202,442)	(257,793)
Gain on sale of royalty	-	866,505	-	-	-	-	-	-
Gain on sale of property interest	-	14,171,405	-	-	-	-	-	-
Other (expenses) income	(27,239)	(205,017)	(3,201,269)	(843,270)	(123,045)	608,991	(1,280,855)	(12,481)
Net (loss) income	(192,422)	15,039,966	(3,858,506)	(3,658,212	(2,232,106)	(2,723,698)	(2,482,361)	(992,355)
Basic & diluted (loss) income per share	(0.00)	0.18	(0.05)	(0.04)	(0.03)	(0.03)	(0.03)	(0.01)
Weighted average number of shares	83,953,825	83,885,036	83,878,202	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

FINANCIAL PERFORMANCE

Revenue

Until sufficient work had been completed to confirm the technical feasibility and commercial viability of the Company’s projects, no material revenue had or will be earned. No revenue has been earned during the three months ended April 30, 2013 or any previous periods on any of the Company’s properties.

Expenses

The Company’s net loss for the three months ended April 30, 2013 was $192,422 ($0.00 loss per share) compared to a net loss of $2,232,106 ($0.03 loss per share) for the three months ended April 30, 2012, a reduction of $2,039,684. The primary reasons for the significant reduction in the loss over the prior year’s three month period, was the result of both reduced exploration and evaluation expenditures on the Company’s remaining properties, a reduction in general and administrative expenses and the absence of finance fees, the result of the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.

With the sale of the Goldwedge and Piñon property interests and related assets thereto to Scorpio, the Company incurred minimal exploration and evaluation expenditures on its remaining projects, including Fondaway Canyon, Dixie-Comstock and Kentucky. The most significant expenditure on the remaining properties related to consulting, wages and salaries of $26,615. This related to the services provided by the remaining employee in Nevada, the previous general manager at the Goldwedge Project, who assists and meets with parties interested in purchasing one or more of the Company’s remaining properties. The expenditures on all the remaining properties were less significant and included travel, office and general and depreciation.

As noted above, general and administrative expenses decreased by $560,015, mainly attributable to a reduction in professional fees of $273,233, as a result of a reduction in legal fees from fewer ongoing claims compared to the prior year’s three month period. In addition, corporate development costs were lower by $61,673, as a result of the absence of investor relations consulting and website updates and improvements, compared to the three months ended April 30, 2012 and lower share-based payments of $192,323, as a result of the lower charge to operations on the vesting of the stock options issued on January 20, 2012, along with the impact on share-based payments due to the resignation of a director on January 2, 2013.

Also contributing to the overall reduction in expenses was the absence of finance costs of $102,028, due to the assumption of the Gold Stream Facility by Scorpio on December 17, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements, including its recent arrangement with Waterton. The Company’s financial success will be dependent on the economic viability of its remaining mineral exploration properties to the extent that it can establish reserves and its ability to dispose of one or more of its remaining interests on a commercially advantageous basis.

As at April 30, 2013, the Company had cash and cash equivalents of $551,198. Cash provided by operating activities was $949,633 for the three months ended April 30, 2013. During the three months ended April 30, 2013, the Company experienced a net increase of $1,157,087 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaids of $2,636,556, offset by a decrease of $1,479,469 in accounts payable and accrued liabilities. As at April 30, 2013 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2013, the Company had cash and cash equivalents of $551,198 compared to $201,565 as at January 31, 2013, to settle current liabilities of $1,116,203 compared to $3,195,672 as at January 31, 2013. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at April 30, 2013 and the date hereof, the Company had 83,953,825 common shares issued and outstanding and stock options outstanding to acquire 3,050,000 common shares of the Company. And, of the 3,050,000 stock options outstanding, 2,550,000 were exercisable, that would raise $635,000, if exercised in full. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company’s investment in Sharpe Resources Corporation (“Sharpe”), a Canadian publicly held company, as at April 30, 2013, was $44,000. The Company believes that the certificate representing the Sharpe shares was in the possession of former management of the Company. Current management of the Company has been unable to locate the certificate and the Company is currently attempting to have Sharpe and/or its transfer agent issue a replacement certificate. If a replacement certificate is not obtained in due course, management may consider taking other action to obtain a replacement certificate including initiating a legal claim. With a replacement certificate, the Company would be in a position to sell the shares to raise funds to settle outstanding obligations.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe, the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. The Company exercised this option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded.

(b) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer (“former CEO”). The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former CEO to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former CEO is not entitled to any additional compensation since he was terminated with cause.

With the recent Transaction with Scorpio for the sale of the Goldwedge and Piñon properties and related assets referred to in “Highlights” above, the Company’s principal focus continues to be funding ongoing operations and paying existing creditors including through the sale of its remaining properties and assets. Management continues to review all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options, other financing transactions and possibly the disposal of one or more of its remaining interests on a commercially advantageous basis, in order to maintain its capacity to meet ongoing discretionary operating activities. The Company does not have sufficient funds on hand to meet its current operating requirements; therefore, the Company will be required to continue to seek additional equity or debt financing to generate funds and dispose of one or more of its remaining interests on a commercially advantageous basis. If it cannot obtain such financing, this could have a material adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern. See “Risk Factor – Capital Investment.”

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

Three months ended April 30,	2013	2012
Salaries and benefits paid to directors and officers (1)	$71,706	$102,489
Share-based payments	$(19,342)	$156,321

(1)

Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company, except for Ken Strobbe, a past director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the three months ended April 30, 2013 (three months ended April 30, 2012-$35,000), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the three months ended April 30, 2012, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. (“Equity”), a company that provided financial services to the Company until April 5, 2013. Services provided by Equity totaled $783 for the three months ended April 30, 2013 (three months ended April 30, 2012-$1,539).

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at April 30, 2013 and the date hereof, the Company had 83,953,825 common shares outstanding and the following stock options outstanding:

Number of Options	Exercise Price	Expiry Date
650,000	$0.10	June 26, 2014
2,400,000	$0.30	January 20, 2017

2,550,000 of the outstanding stock options are exercisable.

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it in respect of the Kentucky Project whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and is working on resolving the issue. In the meantime, the DMER has issued penalties of $145,000 and is seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities in the Financial Statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

(c)

The Company’s wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorney’s fees and the costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. On April 24, 2013, a court appointed arbitrator found in favor of the plaintiff in the amount of $20,612. The amount is included in accounts payable and accrued liabilities in the Financial Statements.

(d)

On September 27, 2011, Hale Capital commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued. At April 30, 2013, approximately $175,000 remains outstanding.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the three months ended April 30, 2013 and 2012 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the three months ended April 30, 2013 and 2012 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 3 of the audited consolidated financial statements for the years ended January 31, 2013 and 2012 which can be found on SEDAR www.sedar.com:

Critical accounting estimates

  the recoverability of sundry receivables that are included in the consolidated statements of financial position;
  the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
  Contingencies, as noted above under “Contingencies” and in note 19 to the consolidated

Critical accounting judgments

  the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
  management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;
  the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;
  going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013
  management's determination that the functional currency of the Company and each of its subsidiaries is the United States Dollar.

NEW ACCOUNTING PRONOUNCEMENTS

There are no relevant recent accounting pronouncements applicable to future periods other than as disclosed in the section entitled “NEW ACCOUNTING PRONOUNCEMENTS” in the Company’s MD&A for the year ended January 31, 2013, available on SEDAR at www.sedar.com

CHANGE IN ACCOUNTING POLICIES

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was issued by the IASB in May 2011 and supersedes IAS 28-Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive income which as at April 30, 2013 totaled $345,548 (January 31, 2013 - $147,784). Included in the Financial Statements is an accumulated deficit of $39,454,774 as at April 30, 2013 (January 31, 2013 – $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three months ended April 30, 2013 and 2012.

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash, when present, in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. At April 30, 2013 and the date hereof, the Company did not have any interest bearing debt.

The Company’s functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  The Company’s marketable securities are subject to fair value fluctuations. As at April 30, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net loss and comprehensive loss for the three months ended April 30, 2013, would have been approximately $4,400 higher/lower. Similarly, as at April 30, 2013, reported shareholders’ deficiency would have been approximately $4,400 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at April 30, 2013, had the US

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013
  dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $500.
  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at April 30, 2013 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself, is subject to numerous risk factors. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.

While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company’s properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards if mineral exploration against which it or the operator of its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

Environmental Risk

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

As mentioned in “Contingencies” (b), above, the Company received an action against it in respect of the Kentucky Project whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the DMER. Management had responded to the DMER and is working on resolving the issue. In the meantime, the DMER has issued penalties of $145,000 and is seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities in the Financial Statements.

Title Risk

Although current management has made reasonable investigations with respect to rights to explore and exploit its properties, and obtained certain records with respect to the mineral claims comprising its properties, this should not be construed in any way as a guarantee of title. In fact, other parties may challenge and dispute title to some or all of its properties or such properties may be subject to prior unregistered or transfers or other land claims. The title may be affected by undetected encumbrances or defects or governmental actions or the actions of other parties, who may include persons or entities previously associated with, or contracted by, the Company. As a result, title to the Company’s properties may be defective, which could result in litigation, insurance claims and potential losses affecting the Company and could result in the Company losing all or a portion of its right, title, estate and interest in and to its properties.

Property Interests

The Company's gold and coal interests being the Dixie-Comstock Project, Fondaway Canyon Project and Kentucky Project (collectively “Property Interests”) are the Company’s remaining projects. As noted under “Highlights”, the Company completed the recent Transaction with Scorpio and is solely dependent on these remaining Property Interests. As a result, any adverse developments affecting the Company's existing Property Interests would have a material adverse effect on the Company’s financial condition and results of its operations. An element of the Company’s current business objectives may involve disposing of the Property Interests, or portions thereof. Due in part to the recent downturn in the mining and financial markets, it has become significantly more difficult for junior exploration companies to sell their assets. Such market and other conditions largely beyond the Company’s control affect: (i) the Company’s ability to engage in such dispositions; (ii) the timing of such dispositions; and (iii) the amount of proceeds from such dispositions. As a result, the Company may not be able to sell the Property Interests, or portions thereof. In addition, even if the Company is able to sell, it may not be able to sell at favorable prices. If the Company is unable to sell some or all of the Property Interests at favorable prices, this may result in a material adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, sundry receivables and reclamation bonds. As of the date hereof, the Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions and state authorities from which management believes the risk of loss to be minimal, there can be no assurances that such institutions and state authorities will not encounter economic difficulties, which may, in turn, have a material adverse effect on the Company.

Liquidity Risk

There is a risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. However, since the Company does not have any revenue, there is a risk that the Company will not have sufficient cash resources to meet liabilities as they come due.

Commodity Prices

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of gold, other precious metals and coal. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world.

Government Regulation

The Company’s mineral exploration and development activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s exploration, production or development activities. There is no guarantee that the Company’s exploration licenses will be extended or that new exploration licenses will be approved. In addition, such exploration licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, if any. There can be no assurance that the Company will be able to obtain these permits in a timely manner.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

Capital Investment

An element of the business objectives of the Company may be to continue to explore and development its Property Interests, or portions of its Property Interests. The ability of the Company to continue exploration and development of its Property Interests will be dependent upon its ability to raise capital. A substantial amount of capital will be needed to continue exploration and development. Due to the recent downturn in mining and financial markets, it has become significantly more difficult for junior exploration companies such as the Company to affect financings and the Company has determined not to actively seek financing at this point. If and when the Company seeks to secure financing, there is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. If the Company is unable to raise capital now or when required in the future, and other financing sources, such as collaborative arrangements and joint ventures, are not available, the Company may be required to dispose of its Property Interests and/or further reduce general and administrative expenses. Any such action could have a materially adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern. See “Risk Factors – Property Interests”.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base, precious metal or coal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

Litigation Risk

The Company has been named as a defendant in various legal proceedings as noted above under “Contingencies” and may be threatened with, or named as a defendant in, or may become subject to additional legal proceedings. Defending lawsuits could require substantial amounts of management attention, which could divert their focus from operations and could materially adversely affect the Company’s financial condition. A significant judgment against the Company or the imposition of a significant fine or penalty as a result of a finding that the Company failed to comply with laws or regulations could have a significant adverse impact on the Company’s business, financial condition and results of operations.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

In contrast to the certificate required for Non-Venture Issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2013
Discussion Dated June 21, 2013

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the three months ended April 30, 2013 and 2012.

	April 30,	April 30,
	2013	2012
	$	$
Detail
Corporate development	783	62,456
Insurance	7,136	6,223
Office and general	25,108	32,818
Professional fees	48,393	321,626
Consulting, wages and salaries	71,706	105,866
Share-based payments	(19,342)	172,981
Travel	8,280	-
Depreciation	-	109

Total	142,064	702,079